Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

September 27, 2011

Via Facsimile and EDGAR

Mr. Larry L. Greene,
Senior Counsel,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	The Greater China Fund, Inc. Schedule TO - I filed September 16, 2011 (File No. 005-51363)

Dear Mr. Greene:

This letter is to respond to your comments of September 20, 2011 (the “Comments”), on behalf of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), transmitted by telephone to the undersigned regarding the filing on September 16, 2011 by The Greater China Fund, Inc. (the “Fund”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Fund’s Schedule TO – I (“Schedule TO”) with respect to the Fund’s issuer tender offer and the Fund’s Offer to Repurchase, dated September 16, 2011 (the “Offer to Repurchase”) filed as exhibit (a)(1) to Schedule TO.

To facilitate your review, the captions and numbered comments from the Comments have been repeated in this letter in bold face type and the Fund’s responses immediately follow each numbered comment in regular type.

The Fund appreciates the opportunity to respond to the Comments.

Schedule TO-I filed September 16, 2011

1.           Schedule TO was submitted without a letter of transmittal.  In the future, the Fund’s filing of any amendments to Schedule TO should be accompanied by a letter of transmittal indentifying the contact person for such filing.

Larry L. Greene	-2-

Response—The Fund will include as correspondence a letter of transmittal with any amendments to Schedule TO that will include the name and telephone number of a person to contact regarding the filing.  The Fund notes that the contact person will be the same as the person listed on the cover of Schedule TO currently.

2.           Page 1 of the Offer to Repurchase includes the Summary Term Sheet.  Paragraph 2 under the question “Why is the Fund making this repurchase offer?”, which is located on page 1 of the Offer to Repurchase, states that under the amended tender offer program the tender offer will be “double the size” of the Original Tender Program.  It is not clear whether this is also referring to the number of tender offers.

Response—The Fund acknowledges the Staff’s comment and will, in future filings that use such language, clarify that the size of the tender offer doubled from up to an aggregate of 10% of the Fund’s outstanding shares in two tender offers to up to 20% of the Fund’s outstanding shares in one tender offer.

3.           The last sentence of the first paragraph of Section 2 of the Offer to Repurchase (page 5) states that the tender offer will enhance “NAV per Fund Share for all shareholders through …”.  Clarify that the increased NAV per Fund Share only is for the “remaining shareholders”.

Response—In response to the Staff’s comment the Fund has included in Amendment No. 1 to Schedule TO-I, filed on September 27, 2011, the word “remaining” prior to “shareholders” in both Section 2 of the Offer to Repurchase and in the Summary Term Sheet.

3.           The last sentence of the first paragraph of Section 2 of the Offer to Repurchase (page 5) states that the tender offer has the effect of “enhancing NAV per Fund Share for all shareholders through the Fund’s purchase of shares at market discounts that have an accretive effect on NAV per Fund Share”.  Please identify other fund tender offers that have used similar language.

Response—The Fund notes for the information of the Staff that page 7 of the “Offer to Purchase”, filed as an exhibit to the Schedule TO-I filed by the Jardine Fleming India Fund, Inc. on August 8, 2001, refers to the policy of such fund’s board regarding tender offers as “consistent with the Board’s commitment to enhance shareholder value”.  The Fund also notes for the information of the Staff that page 9 of the “Offer to Repurchase”, filed as an exhibit to the Schedule TO-I filed by European Equity Fund, Inc. on January 7, 2011, states that “Based on these assumptions, the Offer to Repurchase would appear likely to result in accretion to the Fund’s NAV per share, due to the fact that the tender price would represent a 2% discount to the Fund’s NAV per share”.

Larry L. Greene	-3-

4.           Clause (b)(v) of Section 3 of the Offer to Repurchase (page 5) states provides that the Fund will not purchase Fund Shares pursuant to the Offer to Repurchase when there is any “commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country in which the Fund invests or which is material to the Fund”.  Please clarify that this does not include any current war or hostilities and only the material escalation of any current war or hostilities.

Response—In response to the Staff’s comment the Fund has modified the above-referenced clause in Amendment No. 1 to Schedule TO-I, filed on September 27, 2011, to provide that the Fund is referring to the commencement of war and hostilities after September 16, 2011 and any material escalation of any existing war and hostilities that is material to the Fund.

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in its Schedule TO-I filed on September 16, 2011; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Any questions or comments with respect to this letter may be communicated to the undersigned, William G. Farrar of Sullivan & Cromwell LLP, at (212) 558-4940.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 558-1600 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ William G. Farrar

William G. Farrar

cc:	Brian A. Corris (The Greater China Fund, Inc.)

Deborah A. Docs Grace Torres (Prudential Investments LLC)